SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) #02.808.708/0001 -07
Corporate Registry ID (NIRE) #35.300.157.770

Extract of the Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on August 7 and 8, 2006, drawn up as summary.

1. Date, time and venue: On August 7 and 8, 2006, at 10:00 a.m., on August 7, in the city of Lima, Peru, in the facilities of AmBevPerú.

2. Attendance: Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3. Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4. Resolutions: The following was resolved by unanimous vote and without any proviso by the attending Board members:

4.1. Closure of the Share Buyback Program. To approve the closure of the buyback program of shares issued by the Company launched on February 21 and 22, 2006, reaching approximately 78.02% of its financial volume.

4.2. Share Buyback Program. To approve, pursuant to Article 25, “u”, of the Company’s Bylaws, Article 30, paragraph 1, “b”, of Law 6,404/76, and CVM Instruction 10/80 and further amendments, a buyback program, for the next three hundred and sixty (360) days, for the shares issued by the Company to be held in treasury, up to the limit of 669,725,003 preferred shares, corresponding to 3.79% of the Company’s outstanding preferred shares, point out that currently there are 17,687,123,227 outstanding preferred shares issued by the Company, and up to the limit of 370,397,053 common shares, which correspond to 9.74% of the Company’s outstanding common shares, pointing out that currently there are 3,801,992,141 outstanding common shares issued by the Company. The purchase shall occur at debit of the Capital Reserve accounts included in the balance sheet as of December 31, 2005, up to the joint amount of one billion reais (R$1,000,000,000.00), in compliance with the provisions of Articles 7 and 12 of CVM Instruction #10/80. The financial institutions to act as mediators in such operation will be: (i) Deutsche Bank – Corretora de Valores S.A., located in the city of São Paulo, State of São Paulo, at Rua Alexandre Dumas, 2200, 1º andar, CEP: 04717-910; (ii) Santander Brasil S.A. CCVM, located in the city of São Paulo, State of São Paulo, at Rua Amador Bueno, 474, Bloco C, 3º andar; (iii) Bradesco S.A. CTVM, located in the city of São Paulo, State of São Paulo, at Av. Ipiranga, 282, 11º andar; (iv) Itaú Corretora de Valores S.A., located in the city of São Paulo, State of São Paulo, at Av. Engenheiro Armando de Arruda Pereira, 707, 15º andar; (v) Fator S.A. Corretora de Valores, located in the city of São Paulo, State of São Paulo, at Rua Renato Paes de Barros, 1017, 11º andar; (vi) Ágora Senior Corretora de Títulos e Valores Mobiliários S.A, located in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 300, 6º andar – Botafogo, CEP 22250-040; (vii) Merrill Lynch

S.A. CTVM, located in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3400, 18º andar, CEP 04538-132; (viii) JPMorgan CCVM S/A, located in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3729, 13º andar, CEP 04538-905; and (ix) Hedging Griffo Corretora de Valores, located in the city of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitscheck, 1830, Torre 4, 7º andar, CEP 04543-900.

4.2.1. To authorize, as an alternative form for the acquisition of shares, based on a study prepared by the Company’s Board of Executive Officers, the negotiation by means of the purchase of calls and the placement of puts relating to shares issued by the Company, according to CVM Instruction #390/03. Negotiations may take place within the next three hundred and sixty (360) days, under the following conditions:

4.2.2. Up to the limit of 669,725,003 preferred shares, corresponding to 3.79% of the outstanding preferred shares, and 370,397,053 common shares, corresponding to 9.74% of the outstanding common shares. The number of outstanding shares issued by the Company is mentioned above.

4.2.3. The number of options held or placed, multiplied by the respective strike price and the added price of shares issued by the Company purchased pursuant to the aforementioned and shall not exceed, altogether, the amount destined for the acquisition of shares issued thereby provided for therein.

4.2.4. The share options placed or negotiated shall have a maximum maturity of three hundred and sixty (360) days as from the date of each transaction.

4.2.5. The placed options strike prices and settlement conditions shall be periodically resolved by the Board of Directors, based on the maturity of each class and financial models applicable in such cases.

4.2.6. Premiums paid or received in transactions related to the options placement or negotiation shall be allocated to the company’s reserves, pursuant to Article 5 of CVM Instruction #390/03.

4.2.7. The shares issued by the Company exceeding 10% of each class of outstanding shares shall not be held in treasury, pursuant to Article 3 of CVM Instruction #10/80, amended by CVM Instruction #268/97, and Article 3, I of CVM Instruction #390/03.

4.2.8. The financial institutions acting as mediators of this operation referred to by this resolution shall be those described in the item above.

4.2.9. The conduction of other operations related to shares or options referred to by the Company’s shares is herein authorized, with the purpose of protecting open option positions or reversing them.

4.2.10. Other restrictions provided for in Article 3 of CVM Normative Instruction #390/03 shall be applied.

4.2.11. We inform that currently there are no outstanding call and/or put option relating to shares issued by the Company.

4.2.12. The Board instructs the Board of Executive Officers to interrupt the operations until the disclosure of the material fact is made effective pursuant to the provision in the Manual of Disclosure and Use of Information and Policy of Trading of Securities Issued by AmBev.

4.2. Approval of the Issuance of Shares. In view of the exercise of the preemptive right of the minority shareholders, to confirm the subscription and payment, in domestic currency, in the subscription act, of 3,655,280 new common shares and 716,910 new preferred shares by the Company’s shareholders, in view of the exercise of the respective subscription rights referred to in item 5.5. of the minutes of the Company’s Extraordinary General Meeting held on June 27, 2006. The subscribed common and preferred shares were, as determined in the referred meeting, issued at the price of R$762.73 and R$899.83 per a thousand shares, respectively, representing, therefore, the Company’s capital stock increase in the amount of R$3,433,071.93. Accordingly, the Company’s capital stock amounts to R$5,714,178,560.01, divided into 65,897,236,635 shares: 34,514,593,271 common shares and 31,382,643,364 preferred shares.

4.2.1. To record that the shares referred to in the item above will take part, with the same conditions as the other shares, in all benefits and advantages declared in the future, instructing the Company’s Board of Executive Officers to file these minutes in the board of trade, for them to produce all their effects. In addition, the possibility of conversion of shares into ADRs is temporarily interrupted, for forty (40) days, as from the publication of the minutes.

4.3. Opening of Branches. To authorize (i) the opening of the Sales Room of Amparo, at Av. Bernardino de Campos, 931, Centro, Amparo, SP, CEP-13900400. The establishment is aimed at the assistance activity of the company, specifically of Administrative Office, and will have CNAE 51.36 -5-02 - “Beer, draft beer and soft drink wholesale trade” and (ii) the opening of a Direct Distribution Center, Rodovia 135, Km 2,5/Galpão 04/Disol 116, Bairro Vila Itamar, city of São Luís, State of Maranhão. The establishment is aimed at the distribution center activity, CNAE 51.36 -5-02 - “Beer, draft beer and soft drink wholesale trade”.

5. Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all the members of the Company’s Board of Directors, were duly executed. Signatures. Messrs. Victório Carlos De Marchi and Carlos Alves de Brito, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, August 7 and 8, 2006.

Rodrigo Ferraz P. Cunha
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.